                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                               -------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------

                                (AMENDMENT NO. 6)

                         GROUND ROUND RESTAURANTS, INC.
                            (Name of Subject Company)

                                GRR MERGER CORP.
                                GRR HOLDINGS, LLC
                                    (Bidders)

                    Common Stock par value $.16 2/3 per share
                         (Title of Class of Securities)

                                   399427 10 3
                      (Cusip Number of Class of Securities)

                         -------------------------------

                               Barbara M. Ginader
                                GRR Merger Corp.
                             21 Custom House Street
                                Boston, MA 02110
                                 (617) 737-3700

                     (Name, Address and Telephone Number of
                    Persons Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                       ----------------------------------

                                    Copy to:
                           Erica H. Steinberger, Esq.
                                Latham & Watkins
                                885 Third Avenue
                               New York, NY 10022

                  This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on September 8, 1997, as previously amended (the "Statement"), with respect to the tender offer by GRR Merger Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of GRR Holdings, LLC, a Delaware limited liability company ("Parent"), to purchase all outstanding shares of common stock, par value $.16 2/3 per share (the "Shares"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"), at a purchase price of $1.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as the same may be amended or supplemented from time to time, collectively constitute the "Offer"). The items of the Statement set forth below are hereby amended and supplemented as follows:

ITEM 10.  ADDITIONAL INFORMATION.

(b), (f)          On October 8, 1997, the Purchaser issued a press release
announcing the extension of the Offer until 6:00 p.m., New York City time, on October 9, 1997, unless further extended. The information set forth in the press release, attached hereto as Exhibit (a)(14), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(14)           Press Release dated October 8, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                     October 8, 1997


                                     GRR HOLDINGS, LLC
                                     By: Boston Ventures Limited Partnership V,
                                         its Managing Member

                                      By: Boston Ventures Company V, L.L.C.,
                                          its General Partner


                                      By: /s/  Barbara M. Ginader
                                          -----------------------
                                          Name: Barbara M. Ginader
                                          Title:  Managing Director


                                      GRR MERGER CORP.

                                      By: /s/  Barbara M. Ginader
                                          -----------------------
                                          Name: Barbara M. Ginader
                                          Title: President


                                      BOSTON VENTURES LIMITED
                                      PARTNERSHIP V
                                      By: Boston Ventures Company V, L.L.C.,
                                          its General Partner


                                      By: /s/  Barbara M. Ginader
                                          -----------------------
                                          Name: Barbara M. Ginader
                                          Title:  Managing Director